Exhibit 99.1
Shinhan Financial Group 2013 Operating Results

On February 11, 2014, Shinhan Financial Group released its operating results for fiscal year 2013. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be audited by our independent auditor. As figures provided have not yet been fully audited by our independent auditor, contents are subject to change in the due course of the auditing process.

1. Operating Results of Shinhan Financial Group (consolidated)

(KRW million)

						YoY
						Change
Item		4Q 2013	3Q 2013	QoQ Change (%)	4Q 2012	(%)
Revenue*	Specified Quarter	6,884,910	5,215,211	32.02	7,153,725	-3.76

	Cumulative	28,573,742	21,688,832	—	29,795,734	-4.10

Operating Income	Specified Quarter	467,424	759,412	-38.45	528,904	-11.62

	Cumulative	2,637,581	2,170,157	—	3,177,967	-17.00

Income before Income Taxes	Specified Quarter	461,474	759,852	-39.27	468,494	-1.50

	Cumulative	2,682,135	2,220,661	—	3,230,636	-16.98

Net Income	Specified Quarter	379,874	564,860	-32.75	353,178	7.56

	Cumulative	2,059,570	1,679,696	—	2,491,909	-17.35

Net Income Attributable to Controlling Interest	Specified Quarter	343,318	523,219	-34.38	310,867	10.44

	Cumulative	1,902,808	1,559,490	—	2,321,890	-18.05

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

2. Operating Results of Shinhan Bank (consolidated)

(KRW million)

						YoY
						Change
Item		4Q 2013	3Q 2013	QoQ Change (%)	4Q 2012	(%)
Revenue*	Specified Quarter	3,782,698	2,506,020	50.94	5,175,706	-26.91

	Cumulative	15,454,849	11,672,151	—	18,715,220	-17.42

Operating Income	Specified Quarter	324,957	542,443	-40.09	325,237	-0.09

	Cumulative	1,719,973	1,395,016	—	2,078,123	-17.23

Income before Income Taxes	Specified Quarter	315,552	533,885	-40.90	270,980	16.45

	Cumulative	1,728,014	1,412,462	—	2,081,185	-16.97

Net Income	Specified Quarter	283,306	390,859	-27.52	219,437	29.11

	Cumulative	1,373,177	1,089,871	—	1,662,719	-17.41

Net Income Attributable to Controlling Interest	Specified Quarter	283,294	390,801	-27.51	219,409	29.12

	Cumulative	1,373,018	1,089,724	—	1,662,546	-17.41

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

3. Operating Results of Shinhan Card (consolidated)

(KRW million)

						YoY
						Change
Item		4Q 2013	3Q 2013	QoQ Change (%)	4Q 2012	(%)
Revenue*	Specified Quarter	1,145,461	1,030,826	11.12	1,192,654	-3.96

	Cumulative	4,614,563	3,469,102	—	4,598,920	0.34

Operating Income	Specified Quarter	167,221	203,531	-17.84	207,196	-19.29

	Cumulative	857,380	690,159	—	956,131	-10.33

Income before Income Taxes	Specified Quarter	161,777	202,984	-20.30	203,199	-20.38

	Cumulative	850,802	689,025	—	956,471	-11.05

Net Income	Specified Quarter	123,319	160,363	-23.10	156,709	-21.31

	Cumulative	658,074	534,755	—	741,771	-11.28

Net Income Attributable to Controlling Interest	Specified Quarter	123,319	160,363	-23.10	156,709	-21.31

	Cumulative	658,074	534,755	—	741,771	-11.28

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues